SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

CPI INTERNATIONAL, INC.

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

12618M100

(CUSIP Number)

Robert B. McKeon
c/o Veritas Capital Fund Management, L.L.C.
590 Madison Avenue
New York, NY 10022

Copies to:
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
Attn: Eileen T. Nugent, Esq.
     Kenneth M. Wolff, Esq.
(212) 735-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12618M100

1		NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Catalyst Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM ☐
2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON		8,390,519 SEE ITEM 51

	9	SOLE DISPOSITIVE POWER

-0-

10	SHARED DISPOSITIVE POWER

8,390,519 SEE ITEM 51

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,390,519 SEE ITEM 51

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.9%

14		TYPE OF REPORTING PERSON

OO

1 Beneficial ownership of 49.9% of outstanding Shares (as defined herein) is being reported hereunder because the Reporting Persons (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement (as defined herein) described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 12618M100

1		NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

The Veritas Capital Fund IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM ☐
2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON		8,390,519 SEE ITEM 52

	9	SOLE DISPOSITIVE POWER

-0-

10	SHARED DISPOSITIVE POWER

8,390,519 SEE ITEM 52

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,390,519 SEE ITEM 52

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.9%

14		TYPE OF REPORTING PERSON

OO

2 Beneficial ownership of 49.9% of outstanding Shares (as defined herein) is being reported hereunder because the Reporting Persons (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement (as defined herein) described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 12618M100

1		NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Veritas Capital Partners IV, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM ☐
2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON		8,390,519 SEE ITEM 53

	9	SOLE DISPOSITIVE POWER

-0-

10	SHARED DISPOSITIVE POWER

8,390,519 SEE ITEM 53

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,390,519 SEE ITEM 53

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.9%

14		TYPE OF REPORTING PERSON

OO

3 Beneficial ownership of 49.9% of outstanding Shares (as defined herein) is being reported hereunder because the Reporting Persons (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement (as defined herein) described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 12618M100

1		NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Robert B. McKeon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM ☐
2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON		8,390,519 SEE ITEM 54

	9	SOLE DISPOSITIVE POWER

-0-

10	SHARED DISPOSITIVE POWER

8,390,519 SEE ITEM 54

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,390,519 SEE ITEM 54

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.9%

14		TYPE OF REPORTING PERSON

IN

4 Beneficial ownership of 49.9% of outstanding Shares (as defined herein) is being reported hereunder because the Reporting Persons (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement (as defined herein) described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

SCHEDULE 13D

This Schedule 13D (this "Statement") is being filed as an original filing with the Securities and Exchange Commission (the "SEC") by Catalyst Holdings, Inc., a Delaware corporation ("Catalyst"), The Veritas Capital Fund IV, L.P., a Delaware limited partnership ("Fund IV"), Veritas Capital Partners IV, L.L.C., a Delaware limited liability company ("Veritas Partners") and Robert B. McKeon in connection with that certain Voting Agreement, dated as of November 24, 2010 (the "Voting Agreement"), by and among Catalyst, and certain stockholders (each a "Stockholder" and collectively, the "Stockholders") of CPI International, Inc. (the "Company"). The Voting Agreement was entered into in connection with the signing of an Agreement and Plan of Merger, dated as of November 24, 2010 (the "Merger Agreement"), by and among Catalyst, Catalyst Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Catalyst ("Merger Sub"), and the Company.  Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company (the "Merger"), with the Company surviving as a wholly owned subsidiary of Catalyst (the "Surviving Corporation").

Item 1.  Security and Issuer.

    This Statement relates to shares of common stock, par value $0.01 per share, of the Company (the "Shares"). The name of the issuer is CPI International, Inc. The principal executive offices of the Company are located at 811 Hansen Way, P.O. Box 51110, Palo Alto, CA 94303-1110.

Item 2.  Identity and Background.

(a)	This Statement is being filed by:

(i)	Catalyst;

(ii)	Fund IV;

(iii)	Veritas Partners; and

(iv)	Robert B. McKeon.

Catalyst, Fund IV, Veritas Partners and Robert B. McKeon are referred to herein collectively as the "Reporting Persons." Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person. The Reporting Persons are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as separate persons and not as members of a group. See Exhibit 1 for the Reporting Persons' Joint Filing Agreement.

(b)	The address of the principal business and principal office of each of the Reporting Persons is c/o Veritas Capital Fund Management, L.L.C., 590 Madison Avenue, New York, NY 10022.

(c)
Catalyst is principally engaged in the business of serving as the sole shareholder of Merger Sub, which was formed for the purpose of consummating the Merger, and has not, as of the date hereof, conducted any business other than in connection with matters related to the Merger Agreement and the transactions contemplated thereby. Fund IV, which holds all of the outstanding equity interests of Catalyst, is principally engaged in the operation of an investment fund. Veritas Partners is the general partner of Fund IV and is principally engaged in the business of serving as the general partner of Fund IV. Robert B. McKeon is the Sole Managing Member of Veritas Partners and his principal occupation is to serve as Chairman & Managing Partner of Veritas Capital Fund Management, L.L.C.

(d)
None of the Reporting Persons, during the last five years, and to the knowledge of the Reporting Persons none of the persons listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons, during the last five years, and to the knowledge of the Reporting Persons none of the persons listed on Schedule A hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Catalyst is a corporation organized under the laws of the State of Delaware. Fund IV is a limited partnership organized under the laws of the State of Delaware. Veritas Partners is a limited liability company organized under the laws of the State of Delaware. Robert B. McKeon and each of the persons referred to in Schedule A is a United States citizen, except for Hugh D. Evans, who is a Canadian citizen.

    The name, business address, present principal occupation or employment and citizenship of each director, executive officer, managing member or general partner, as applicable, of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.

Item 3.  Source and Amount of Funds.

    As more fully described in Item 4 hereof, as an inducement for Catalyst to enter into the Merger Agreement, and in consideration thereof, the Stockholders entered into the Voting Agreement with Catalyst pursuant to which each Stockholder agreed to vote certain of their Shares in favor of the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement. Other than the consideration to be paid by Catalyst pursuant to the Merger Agreement, the Reporting Persons have paid no funds or other consideration in connection with the execution and delivery of the Voting Agreement and therefore no funds were used in connection with the transactions requiring the filing of this Statement.  For a description of the Voting Agreement and the Merger Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4.  Purpose of the Transaction.

(a) – (b)

Merger Agreement

    On November 24, 2010, the Company, Catalyst, and Merger Sub entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Catalyst. As a result of the Merger and subject to certain exceptions, each outstanding share of the Company's common stock will be converted at the closing into the right to receive $19.50 in cash, without interest and less any required withholding taxes.

The Merger is subject to the approval of the Company’s stockholders, receipt of regulatory approvals and certain other customary conditions.

Voting Agreement

As an inducement for Catalyst to enter into the Merger Agreement, and in consideration thereof, the Stockholders entered into the Voting Agreement (attached hereto as Exhibit 3 and incorporated by reference herein) with Catalyst.  Pursuant to the Voting Agreement, the Stockholders have agreed to vote 49.9% of the outstanding Shares (i) in favor of adoption of the Merger Agreement and the Merger and (ii) against certain actions that contravene the terms of the Merger Agreement or the Voting Agreement, provided, however, that if the Company's Board of Directors changes its recommendation with respect to the Merger due to certain events, circumstances or developments unknown or not understood as of the date of the Merger Agreement, the Stockholders are only obligated to vote 25% of the outstanding Shares in favor of the Merger and the remaining shares may be voted at the discretion of the Stockholders.  Each Stockholder has appointed Catalyst as its proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of each such Stockholder, to vote all of such Stockholder's Shares that are bound by the Voting Agreement (at any meeting of shareholders of the Company however called or any adjournment thereof), or to execute one or more written consents in respect of such Stockholder's Shares that are bound by the Voting Agreement, in accordance with the immediately preceding sentence.

In addition, the Voting Agreement includes restrictions on the ability of the Stockholders to transfer their Shares before the Merger.  Further, the Voting Agreement contains a "no-shop" restriction on the ability of the Stockholders to continue to discuss, or solicit, alternative acquisition proposals and on their ability to provide information and engage in discussions with third parties.

The Voting Agreement and the proxy granted thereunder terminates upon the earliest of (i) the mutual agreement of the parties, (ii) the termination of the Merger Agreement or (iii) the effective time of the Merger.

The cover page of this Schedule 13D refers to 8,390,519 Shares beneficially owned by each Reporting Person with shared voting power and shared dispositive power, based on 16,814,666 Shares outstanding as of November 22, 2010.  However, such number of Shares may change depending on the total number of outstanding Shares at the time of the applicable vote.

(c)  Not applicable.

(d)  Pursuant to the terms of the Merger Agreement, upon consummation of the Merger, (i) the directors of the Company will be replaced by the directors of Merger Sub and (ii) the officers of the Company will remain as officers of the Company, as the Surviving Corporation, in each case, until successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal, in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(e)  Not applicable.

(f)  Not applicable.

(g)  Pursuant to the terms of the Merger Agreement, (i) the certificate of incorporation of the Company shall be amended in its entirety as set forth on Exhibit B of the Merger Agreement, and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable law and (ii) the bylaws of Merger Sub in effect immediately prior to the effective time of the Merger shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.

(h) – (i)  The Shares are traded on the NASDAQ Global Market ("NASDAQ") under the trading symbol "CPII."  Upon consummation of the Merger, the Shares will cease to be quoted on the NASDAQ and will become eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.  Catalyst intends to cause the Surviving Corporation to terminate the registration of the Shares under the Exchange Act as soon as the requirements for termination are met.

(j)  Not applicable.

The references to, and descriptions of, the Merger Agreement and the Voting Agreement are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibits hereto and which are incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

(a) – (b) Prior to November 24, 2010, none of the Reporting Persons was a beneficial owner, for purposes of Rule 13d-3 under the Exchange Act, of any Shares or any other securities exchangeable or convertible into Shares. However, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, as a result of entering into the Voting Agreement, the Reporting Persons may be deemed to beneficially own Shares representing 49.9% of the total outstanding Shares.  The cover page of this Schedule 13D refers to 8,390,519 Shares beneficially owned by each Reporting Person with shared voting power and shared dispositive power, based on 16,814,666 Shares outstanding as of November 22, 2010.  However, such number of Shares may change depending on the total number of outstanding Shares at the time of the applicable vote.  The Reporting Persons disclaim any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by the Reporting Persons as to the beneficial ownership of such shares.

To the Reporting Persons' knowledge, no Shares are beneficially owned by any of the persons identified in Schedule A.

Notwithstanding the foregoing, however, the Reporting Persons (i) are not entitled to any rights as a shareholder of the Company with respect to any Shares and (ii) have no power to vote, direct the voting of, dispose of, or direct the disposal of, any Shares other than the power provided pursuant to the Voting Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any securities of the Company (including, without limitation, the shares owned by the Stockholders) for purposes of Section 13(d) or 16 of the Exchange Act or for any other purpose and such beneficial ownership is expressly disclaimed.

(c) Except as described herein, there have been no transactions in Shares by the Reporting Persons, or, to the knowledge of the Reporting Persons, by any of the persons listed on Schedule A hereto, during the past sixty (60) days.

(d) To the knowledge of the Reporting Persons, no persons other than the Stockholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares subject to the Voting Agreement.

(e) Not applicable.

As stated above, the references to, and descriptions of, the Merger Agreement and Voting Agreement are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibits hereto and are incorporated herein by reference.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference into this Item 6.  Except as otherwise described in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule A hereto, and between such persons and any person, with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit	Description
99.1	Joint Filing Agreement, dated December 6, 2010, among Catalyst Holdings, Inc., The Veritas Capital Fund IV, L.P., Veritas Capital Partners IV, L.L.C. and Robert B. McKeon
99.2	Agreement and Plan of Merger, dated as of November 24, 2010, by and among, CPI International, Inc., Catalyst Holdings, Inc. and Catalyst Acquisition, Inc.
99.3	Voting Agreement, dated as of November 24, 2010, by and among, Catalyst Holdings, Inc. and certain stockholders of CPI International, Inc. listed therein

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CATALYST HOLDINGS, INC.

By:	/s/ Robert B. McKeon
Name: Robert B. McKeon
Title: President

THE VERITAS CAPITAL FUND IV, L.P.
BY: Veritas Capital Partners IV, L.L.C., its General Partner

By:	/s/ Robert B. McKeon
Name: Robert B. McKeon
Title: Managing Member

VERITAS CAPITAL PARTNERS IV, L.L.C.

By:	/s/ Robert B. McKeon
Name: Robert B. McKeon
Title: Managing Member

ROBERT B. MCKEON

By:	/s/ Robert B. McKeon

SCHEDULE A

The name, business address and present principal occupation of each director, executive officer, managing member or general partner, as applicable, of the Reporting Persons are set forth below. All executive officers, directors, managing members and general partners listed in this Schedule A are U.S. citizens, except for Hugh D. Evans, who is a Canadian citizen.

Catalyst Holdings, Inc.

Name	Business Address	Present Principal Occupation or Employment
Robert B. McKeon President and Director	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022	Chairman & Managing Partner of Veritas Capital Fund Management, L.L.C.
Hugh D. Evans Secretary and Director	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022	Partner of Veritas Capital Fund Management, L.L.C.
Jeffrey P. Kelly Treasurer, Assistant Secretary and Director	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022	Vice President of Veritas Capital Fund Management, L.L.C.
Ramzi M. Musallam Director	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022	Partner of Veritas Capital Fund Management, L.L.C.

The Veritas Capital Fund IV, L.P.

Name	Business Address	Present Principal Occupation or Employment
Robert B. McKeon Sole Managing Member of Veritas Capital Partners IV, L.L.C., general partner of The Veritas Capital Fund IV, L.P.	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022	Chairman & Managing Partner of Veritas Capital Fund Management, L.L.C.

Veritas Capital Partners IV, L.L.C.

Name	Business Address	Present Principal Occupation or Employment
Robert B. McKeon Sole Managing Member	c/o Veritas Capital Fund Management, L.L.C. 590 Madison Avenue New York, NY 10022	Chairman & Managing Partner of Veritas Capital Fund Management, L.L.C.